UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

  FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at July 12, 2010

  GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia st.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: July 15, 2010

Print the name and title of the signing officer under his signature.

1108-1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa: 27 (0) 11 301 1800

GREAT BASIN ANNOUNCES BURNSTONE PROJECT UPDATE
SITE TO RECEIVE ESKOM POWER ON AUGUST 8, 2010

July 12, 2010, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin" or the "Company") (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces progress in the delivery of the capital projects at its Burnstone Mine development project in South Africa.

Eskom, the state energy provider, has informed the Company that final arrangements have been made to tie the Burnstone project in to the national electricity grid on August 8, 2010, which is a delay of approximately 2 weeks with a resultant delay in plant start up. The establishment of bulk electrical power infrastructure to the Burnstone Mine by Eskom is well advanced. The main distribution substation at Burnstone site is complete and the receiving infrastructure being part of the Eskom line project is ready to receive electrical power. Power supply to Burnstone is enabled through the execution of a two phased project, with phase 1 the delivery of a single line, designed to carry the full demand (51 megavolt-amperes (MVA), scaled from 21 MVA initially and building up to the full requirement as production builds up. Phase 2 is the construction of a second, identical, line with the aim of mitigating the risk of power outages to the mine and region. This second line will not increase the capacity of the supply, but is aimed at security of supply, commensurate with Eskom's risk and safety policies.

To date, the metallurgical plant construction project has made rapid progress against an aggressive 15 month delivery time line. The project thus far has seen intensive civil construction activities on-site and a multitude of simultaneous assembly and refurbishment activities off site. The heavy civil construction has largely been completed, construction of various buildings is far advanced, and the off-site assembled components are being delivered and installed.

Over the past month, the ball and semi autogenous grinding mill shells and heads have been mounted in position, the mill motors have been installed and general alignment and installation procedures completed. Currently the lubrication systems and mill liners are being installed.

The silo is in its final stage of completion with the roof steel installed and the final associated civil construction being finalised. Installation of steel feeder systems at the silo bottom is in progress.

The main feed conveyor gantries have also been assembled and are being installed.

The thickener installation is complete and a final layer of paint is being applied. The installation of the flocculent plant and the construction of process tanks for start-up have also been completed.

All sub-station and central buildings are complete and electrical and instrumentation installation is in progress. Piping and cable racking construction is far advanced and installation of pipes, cables, pumps and associated components are in progress. The cable trenching and installation from the main Eskom sub-station is complete and ready to receive power.

The tailings facility project is progressing well, with Phase 1 having been completed and ready to receive tailings from the plant. A water storage and supply dam has been activated with surplus underground water being pumped into and stored in it. Upon commissioning, the raw water storage and thickener tanks in the metallurgical plant will be filled as well.

Another highlight in the past two months was completion of the sinking phase of the Burnstone vertical shaft to its final depth of 1,598 ft (487 m) on May 4, 2010. In addition, the initial development on 40 Level and 41 Level Stations were completed. A conveyor system required for ore handling has been installed on 41 Level. Equipping of the shaft continues and is expected to be completed in August 2010. The winder house construction has been completed; both winders were dry commissioned at the end of last week, and ahead of schedule.

The holing of the 5.1-m diameter, 305-m deep vertical ventilation shaft took place on May 12, 2010 and will act as an up-cast shaft to provide sufficient ventilation for mining of blocks B and C. The lining of the first 90 m of the shaft with shotcrete as well as connection of three 720 kiloWatt surface fans is in progress. The shaft will provide adequate ventilation for the underground workings well into the future.

Good progress also continues to be made in the development of underground infrastructure at Burnstone. A significant milestone was achieved on June 24 with the holing of the decline with the vertical shaft. A total of 8,822 ft (2,692 m) of on-reef development was completed by the end of June 2010. The long hole stoping trials are progressing well and the rate of mining is expected to increase as more mining areas become available. The focus is on establishing more stopes in Block B while activities in the higher grade Block C continue to be focused on reef development. Block C Middle level was accessed during the previous quarter with Block C Upper scheduled to be accessed in July 2010. The additional access points in Block C will allow for an increase in opening up of new mining areas. A total of approximately 126,000 tons have been accumulated on the ore stockpiles which will be used for mill commissioning.

Ferdi Dippenaar, President and CEO, commented: "Although delayed, finalization of the power supply from Eskom is a significant step towards the commissioning of the Burnstone metallurgical plant. Internal delays at Eskom impacted on its previous commitments to deliver power to site by the end of June 2010. Fortunately, the delay in commissioning the mill is only limited to two weeks, and is not expected to significantly impact on the planned ore throughput."

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin and a qualified person, as defined by Canadian regulatory policy, has reviewed and assumed responsibility for the technical information contained in this release.

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This document contains "forward-looking statements" that were based on Great Basin's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:
•          uncertainties and costs related to the Company's exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;
•          uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
•          uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•          operating and technical difficulties in connection with mining development activities;
•          uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;
•          uncertainties related to unexpected judicial or regulatory proceedings;
•          changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to
   °                    mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
   °                    expected effective future tax rates in jurisdictions in which our operations are located;
   °                    the protection of the health and safety of mine workers; and
   °                    mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•        changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;
•          unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•          changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
•          environmental issues and liabilities associated with mining including processing and stock piling ore;
•          geopolitical uncertainty and political and economic instability in countries which we operate; and
•          labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin Gold, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.